Life Clips, Inc.

18851 NE 29th Ave.

Suite 700 PMB# 348

Aventura, FL 33180

800.292.8991

July 11, 2018

VIA EDGAR

Securities and Exchange Commission

Tara Harkins / Kevin Kuhar

Division of Corporation Finance

Office of Electronics and Machinery

Washington, D.C. 20549

Re:	Life Clips, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed April 4, 2018
File No. 000-55697

Dear Accounting Branch Chief:

On April 4, 2018 the Company filed an Annual Report on Form 10-K for the year ended June 30, 2017 (the “10-K”). By letter dated June 28, 2018, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the 10-K (the “Letter”). We are responding to the Staff’s comments contained in the Letter. The numbered paragraphs below correspond to the numbered comments in the Letter.

Item 9A. Controls and Procedures, page 16

1.	The Company has revised its disclosure under Item 9A, Controls and Procedures, to provide the entire definition consistently or just refer to the Rule. The Form 10-K was amended by the filing of a Form 10-K/A on July 11, 2018 to disclose the conclusion of our principal executive and principal financial officer regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

Management’s annual report on internal control over financial reporting, page 16

2.	The Form 10-K was also amended by the filing of a Form 10-K/A on July 11, 2018 to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform our assessment, This information was included with item 1 above.

General

3.	The Company anticipates the filing of the all the quarterly reports on Form 10-Q for the periods ended September 30, 2017, December 31, 2017 and March 31, 2018 as soon as reasonably possible.

The Company is aware and acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Victoria Rudman
Victoria Rudman